NEC

NEC Electronics Corporation
1753 Shimonumabe, Nakahara-ku, Kawasaki,
Kanagawa 211-8668, Japan


05012372

November 2, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

NEC Electronics Corporation
File Number 82-34733
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"). On June 16, 2003, NEC Electronics Corporation (the "Company") submitted an application for an exemption from the registration requirements of Section 12(g) of the Act that is available to foreign private issuers pursuant to Rule 12g3-2(b) under the Act. This document is being furnished in accordance with the undertakings in that application letter.

This document is furnished with the understanding that such document will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of such document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-44-435-1676.

Sincerely,

Hisashi Saito

Corporate Communications Division
NEC Electronics Corporation

By Express Mail
Enclosures

Media Contacts

Hisashi Saito / Sophie Yamamoto
NEC Electronics Corporation
+81 44-435-1676
press@necel.com

Investor Contacts

Hiro Nakanishi / Yoshito Yahazu / Nanako Hayashi
NEC Electronics Corporation
+81 44-435-1664
ir@necel.com

NEC Electronics Reports Financial Results for the Six Months Ended September 30, 2005

KAWASAKI, Japan, October 26, 2005 — NEC Electronics Corporation (TSE: 6723) today announced its consolidated financial results for the six months ended September 30, 2005.

I. Summary of Consolidated Financial Results

	Six Months Ended September 30, 2005			Six Months Ended September 30, 2004		Increase (Decrease)		Year Ended March 31, 2005	
	Billion Yen	Million USD	% of Net Sales	Billion Yen	% of Net Sales	Billion Yen	% Change	Billion Yen	% of Net Sales
Net sales	312.9	2,769	100.0	376.8	100.0	(63.9)	(17.0)	708.0	100.0
Sales from semiconductors	300.4	2,658		360.4		(60.0)	(16.7)	679.8	
Operating income (loss)	(12.1)	(108)	(3.9)	30.7	8.1	(42.8)	---	33.2	4.7
Income (loss) before income taxes	(13.7)	(121)	(4.4)	29.1	7.7	(42.8)	---	26.4	3.7
Net income (loss)	(7.9)	(70)	(2.5)	17.9	4.7	(25.8)	---	16.0	2.3
Net income (loss) per share of common stock:	Yen	USD		Yen		Yen	% Change	Yen	
Basic	(63.84)	(0.56)		144.93		(208.77)	---	129.81	
Diluted	(63.84)	(0.56)		135.74		(199.58)	---	120.30	

	Six Months Ended September 30, 2005		Six Months Ended September 30, 2004	Increase (Decrease)		Year Ended March 31, 2005
	Billion Yen	Million USD	Billion Yen	Billion Yen	% Change	Billion Yen
Capital expenditures	46.6	412	112.5	(66.0)	(58.6)	163.2
Depreciation and amortization	42.2	373	45.1	(2.9)	(6.5)	96.0
R&D expenses	54.8	485	52.8	2.0	3.9	107.9
	Yen		Yen			Yen
Exchange rate (USD)	109		110			108
Exchange rate (Euro)	136		133			135

	September 30, 2005		March 31, 2005	Increase (Decrease)		September 30, 2004
	Billion Yen	Million USD	Billion Yen	Billion Yen	% Change	Billion Yen
Total assets	799.7	7,077	814.2	(14.5)	(1.8)	879.7
Shareholders' equity	388.1	3,435	393.9	(5.7)	(1.5)	391.4

	September 30, 2005	March 31, 2005	Increase (Decrease)		September 30, 2004
	Persons	Persons	Persons	% Change	Persons
Number of employees	24,134	23,963	171	0.7	23,741

Notes

1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥113=U.S.$1.
2. All figures are rounded to the nearest 100 million yen.
3. Net income (loss) per share of common stock is calculated based on Statement of Financial Accounting Standards ("SFAS") No.128, "*Earnings per share*". For the six months ended September 30, 2004, net income per share of common stock was restated to the dilutive effect from the issuance of convertible bonds.
4. The consolidated financial statements of NEC Electronics are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
5. The figures for operating income (loss) shown above represent net sales minus the cost of sales, research and development, and selling, general and administrative expenses.

Consolidated Financial Results for the Six Months Ended September 30, 2005



Prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP

English translation from the original Japanese-language document

October 26, 2005

Company name	: **NEC Electronics Corporation**
Stock exchanges on which the shares are listed	: Tokyo Stock Exchange, First Section
Code number	: 6723
Location of the head office	: Kanagawa Prefecture
URL	: http://www.necel.com
Representative	: Kaoru Tosaka, President
Contact person	: Taizo Endo, General Manager Corporate Communications Division Tel. +81 (0)44-435-1664
Date of the meeting of the Board of Directors for interim financial results	: October 26, 2005
Parent company	: NEC Corporation (TSE:6701)
Percentage of ownership interest in NEC Electronics Corp. held by parent company	: 70.0%
Prepared in accordance with U.S. GAAP	: Yes

1. Results for the six months ended September 30, 2005

(1) Consolidated financial results (Amounts are rounded to the nearest million yen)

	Net Sales		Operating Income (Loss)		Income (Loss) Before Income Taxes		Net Income (Loss)	
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Six months ended September 30, 2005	312,944	(17.0)	(12,149)	---	(13,660)	---	(7,884)	---
Six months ended September 30, 2004	376,827	8.3	30,664	21.4	29,090	49.0	17,899	47.7
Year ended March 31, 2005	708,014		33,176		26,409		16,031	

	Net Income (Loss) Per Share: Basic	Net Income (Loss) Per Share: Diluted
	Yen	Yen
Six months ended September 30, 2005	(63.84)	(63.84)
Six months ended September 30, 2004	144.93	135.74
Year ended March 31, 2005	129.81	120.30

Note 1: Equity in earnings (losses) of affiliated companies:
Six months ended September 30, 2005: None
Six months ended September 30, 2004: None
Year ended March 31, 2005: None

Note 2: Average number of shares:
Six months ended September 30, 2005: 123,499,096 shares
Six months ended September 30, 2004: 123,499,382 shares
Year ended March 31, 2005: 123,499,336 shares

Note 3: Changes in accounting policies: None

Note 4: Percentage figures for net sales, operating income (loss), income (loss) before income taxes and net income (loss) represent year-on-year changes.

Note 5: Net income (loss) per share of common stock is prepared in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 128, "*Earnings Per Share*". For the six months ended September 30, 2004, net income per share of common stock was restated to the dilutive effect from the issuance of convertible bonds.

Note 6: NEC Electronics' consolidated information is in accordance with U.S. GAAP. However, the figure for operating income (loss) shown above represents net sales minus the cost of sales, research and development, and selling, general, and administrative expenses.

(2) Consolidated financial position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity Per Share
	Million Yen	Million Yen	%	Yen
September 30, 2005	799,745	388,138	48.5	3,142.84
September 30, 2004	879,743	391,446	44.5	3,169.62
March 31, 2005	814,222	393,863	48.4	3,189.20

Note: Number of shares issued and outstanding at the end of period:
September 30, 2005: 123,499,053 shares
September 30, 2004: 123,499,380 shares
March 31, 2005: 123,499,111 shares

(3) Consolidated cash flows

	Cash Flows From Operating Activities	Cash Flows From Investing Activities	Cash Flows From Financing Activities	Cash and Cash Equivalents at the End of the Period
	Million Yen	Million Yen	Million Yen	Million Yen
Six months ended September 30, 2005	14,652	(34,173)	(5,513)	201,651
Six months ended September 30, 2004	78,231	(71,331)	65,013	238,097
Year ended March 31, 2005	129,153	(126,096)	56,878	225,691

(4) Scope of consolidation and equity method

Number of consolidated subsidiaries: 26 companies

(5) Changes in scope of consolidation and equity method

Consolidated subsidiaries:
Increase: None
Decrease: None

2. Forecasts for the fiscal year ending March 31, 2006

	Net Sales	Income (Loss) Before Income Taxes	Net Income (Loss)
	Million Yen	Million Yen	Million Yen
Year ending March 31, 2006	635,000	(35,000)	(20,000)

Note: Net income (loss) per share of common stock (forecast) for fiscal year ending March 31, 2006: (161.94) yen

The statements with respect to the financial outlook of NEC Electronics and its consolidated subsidiaries are forward-looking statements involving risks and uncertainties. We caution you in advance that actually results may differ materially from such forward-looking statements due to changes in several important factors.

II. Management Policies

1. Management policies and Mid-term Corporate Strategy

NEC Electronics aims to be the partner of choice by providing differentiated semiconductor solutions based on advanced technologies that give our customers a competitive advantage.

NEC Electronics believes that raising customer satisfaction levels leads to increased sales and improved profitability, enhancing both enterprise and shareholder value. To this end, it operates and develops business in line with the following policies.

- Ensure all business activities focus on the needs of the customer, increasing sales and earnings through improved customer satisfaction.
- Re-use core technologies and manufacturing resources throughout the three Solutions models (Advanced Technology Solutions, System Solutions, and Multi-Market Solutions) to address the varying needs of customers at low cost, while delivering steady growth and profits.
- Cultivate customers around the world by leveraging the company's position as an international player to secure global business opportunities and expand sales.

To achieve the above-mentioned policies, the company is adopting the following measures as mid-term corporate strategies.

1) Improved Ability to Propose and Execute Solutions

As a semiconductor company concentrating on system LSI, the ability to propose and realize solutions optimized for different customer applications such as mobile phones, automobiles, and digital information appliances is critical. To improve these abilities, NEC Electronics strives to understand the devices and systems relevant to each application, as well as the trends of the application's end users, to support employees who can propose solutions from the customer's viewpoint. In addition, to improve the ability to build these solutions, we are aiming to strengthen software development power as well as strengthen ties with outside software developers, as the importance of embedded software that operates on system LSI grows.

2) Superior Quality

The quality of NEC Electronics' solutions is a key component of improving customer satisfaction. To improve the overall quality of the company's solutions, NEC Electronics is standardizing and

clarifying quality standards across Group companies to improve both the semiconductors and software that comprise these solutions, and diligently abide by these standards.

NEC Electronics also believes in the importance of "quality integration," or the pursuit of superior quality at every step from design to manufacturing, implementing processes at each stage to catch defects quickly, and prevent faulty products from proceeding to the next manufacturing step, establishing a "zero defects" policy to ensure superior product quality. To improve software quality, the company will standardize design methods and execute project management for software design.

3) Responsive Management and Corporate Culture

NEC Electronics has maintained a flat organizational structure since its inception to ensure a responsive management on par with global competitors. The company also clearly defines the responsibilities associated with various positions, and is implementing a performance-based system where salaries are commensurate with the degree of responsibility and contribution to the company.

As a result of this implementation, the average age of employees at the general manager level and above has declined. Furthermore, many at the vice president level and above have international work experience, creating an executive management team with a greater global awareness. NEC Electronics will continue to recruit, retain, and develop capable employees by actively recruiting experienced personnel and creating an organizational culture that proactively seeks innovation.

2. Dividends

NEC Electronics distributes part of its earnings to shareholders in the form of dividends, while appropriating retained earnings for the research and development of new products and capital expenditures, and maintaining a durable financial structure capable of generating high earnings to maximize enterprise value. For each dividend period, payment determinations are made with consideration of consolidated and non-consolidated income surplus, consolidated income, forecast for income for the next period, and cash flow status.

As net sales declined significantly on both consolidated and non-consolidated bases compared to the previous fiscal year, and operating losses are anticipated for the current fiscal year, the company eliminated interim dividends and expects to eliminate year-end dividends.

3. Financial Targets

To improve return on assets (ROA) and return on equity (ROE), NEC Electronics places primary importance on raising the ratio of earnings to net sales. The company is aiming to achieve an operating income ratio of 15% over the medium term. However, as the company forecasts a

deficit for the current fiscal year, it aims to first restore profitability as quickly as possible, and then improve operating income ratio to double digits in the near term.

4. Issues to Address

To implement the management policy and mid-term corporate strategy, NEC Electronics is taking the following steps.

1) Redistribution of design resources to increase orders and expand sales

To expand system LSI sales, it is necessary to conduct a variety of technical activities from obtaining orders, design, ensuring product quality, and customer support. The company must secure the number and quality of engineers to conduct these activities.

NEC Electronics strives to improve labor efficiency by standardizing and sharing LSI and software design rules and basic design component libraries. At the same time, the company is also taking steps to boost efficiency with the reallocation of personnel in order to increase the number of orders received and products in development.

As semiconductor technology is becoming more complex and specific, reallocation of engineers to new areas of operations is not easy. Nonetheless, NEC Electronics will endeavor to optimize the Group-wide allocation of engineers to increase orders and sales.

2) Effective use of a new production line

At the end of September, 2005, NEC Electronics purchased a new 300mm wafer prototype production line owned by the National Institute of Advanced Industrial Science and Technology and leased by Advanced SoC Platform Corporation (ASPLA). Since this production line is located at the Sagamihara plant where NEC Electronics conducts its prototype production and development activities, and NEC Electronics' own 200mm wafer prototype line operates in the same building, the purchase of the line was believed to be effective in reinforcing the company's technology foundation development, as well as economically advantageous.

Going forward, NEC Electronics aims to effectively use the new prototype line as a source for the company's competitiveness, while taking steps to integrate the new line with the existing 200mm prototype line to reduce operating costs.

3) Launch of a new information system

NEC Electronics is creating a new information system to improve business efficiency, from receiving orders and design through production and delivery. In the first half of the fiscal year, the company launched a management system that oversees supply, demand, and production worldwide. During the second half of the fiscal year, we plan to create a system to manage core

functions from ordering to shipping and delivery, while simultaneously handle accounting processes.

By introducing these new systems, NEC Electronics will improve operating efficiency and reinforce management capabilities, while promoting the exchange of information which is the basis of collaboration among internal groups, improve customer service, and boost profitability.

5. Approach to Corporate Governance and Related Measures

1) Approach to corporate governance

NEC Electronics views ensuring transparency and integrity of management, together with efficient management, as crucial to boosting its enterprise value in a consistent manner. Guided by this thinking, the company is upgrading its management framework and implementing various measures to enhance corporate governance.

2) Corporate governance measures

NEC Electronics' governance structures

The company has created a sound corporate governance system tailored to its needs based on the respective management functions of the board of directors, directors and officers, and corporate auditors.

(i) The board of directors, directors, and corporate officers

The board of directors is composed of five directors for faster and more efficient management.

The board of directors holds ordinary meetings once a month and extraordinary meetings whenever urgent decision-making is required. The board deliberates and decides on a number of key concerns, from management planning issues to financial planning, investment and loans, and business restructuring. Prior to the board's deliberations and decisions, a Management Strategy Conference is convened to discuss matters of particular importance to the company's interests.

The appointment term of directors is one year, to clarify management responsibilities in each fiscal year.

In addition, the company has adopted a corporate officer system to clarify operational responsibility and accelerate business activities. Currently, there are eight corporate officers, including four directors. Each corporate officer works to execute business activities rapidly according to responsibilities determined by the board of directors.

(ii) Corporate auditors and board of corporate auditors

NEC Electronics' board of corporate auditors comprises two outside corporate auditors and two in-house corporate auditors. Of the two outside corporate auditors, one has judicial experience. The board of corporate auditors holds ordinary meetings once a month and extraordinary meetings whenever urgent decision-making is required.

In accordance with revisions to the Commerce Code in April 2003, some companies are now introducing a Committee System, in addition to the board of corporate auditors. However, NEC Electronics believes that the current corporate auditor system is sufficient for corporate governance. Under this system, full-time auditors, some of whom are former NEC Electronics employees, effectively obtain high-quality information from relevant divisions using their knowledge and understanding of the business. This information is then analyzed objectively and from different angles by the board of corporate auditors, which includes part-time auditors. In this way, the company is confident that it continues to have a highly functional system in place that is capable of monitoring the activities of the directors.

Internal control system

To reinforce legal and ethical compliance, the company has established the NEC Electronics Guiding Principle, which outlines rules of conduct for the Group's officers and employees. The Code is based on the NEC Electronics Code of Conduct, which outlines management policy to ensure the company fulfills its social responsibilities as a good corporate citizen. We are now working to ensure our employees are fully aware of the Code of Conduct. NEC Electronics has also established a desk that allows employees to report problems related to corporate ethics to come forward without fear of negative consequences.

In addition, the company is reevaluating its company rules as necessary to carry out efficient business operations and risk management. Specifically, we are reviewing the soundness and execution of company rules, working to make changes so that we are better prepared to revisions to related laws and regulations and changes in the business environment, and enhancing internal control.

Finally, in terms of information disclosure, NEC Electronics strives to ensure management transparency. To this end, the company discloses important management information in an appropriate manner according to laws and regulations and rules established by stock exchanges. Information is also disclosed at financial results presentations, through investor relations activities, and via the company website as appropriate.

Status of audits

(i) Audits by corporate auditors

The board of corporate auditors establishes audit plans. In accordance with these plans, each auditor attends the board of directors' meetings and other important company meetings, hears business reports presented by directors, reviews important resolutions and other documents, checks the status of the company's operations and assets, including compliance and internal control systems, and conducts checks on subsidiaries as part of efforts to monitor directors in the execution of their duties and gives advice to the CEO whenever appropriate. In addition, the corporate auditors receive reports as necessary regarding audits from the Internal Audit Division and the independent auditor, and hold regular meetings with them to communicate key information. A dedicated three-person staff is also on hand to aid corporate auditors in their duties.

(ii) Internal audits

The Internal Auditing Division, as part of management's monitoring functions under supervision of the president of NEC Electronics, is the organization responsible for internal audits and improving and enhancing the monitoring of management. Specifically, the division serves as an autonomous third party for investigating and evaluating other parts of the management organization, including divisions responsible for business execution, staffing, consolidated subsidiaries, and other areas. This is carried out from compliance, risk management, and internal control perspectives. The division also proposes concrete measures for rectifying or improving problems that arise.

(iii) Audit of financial statements

The certified public accountants who execute NEC Electronics' audit are Sadahiko Yoshimura and Kazuya Oki, partners of Ernst & Young ShinNihon. The audit team principally includes certified public accountants and junior accountants, as well as other specialists.

The following chart describes the monitoring of the company's business execution and management.


General Meeting of Shareholders
appoint/remove
appoint/remove
Board of Directors
(Directors)
audit
Board of Corporate Auditors
(Corporate Auditors)
appoint/remove
appoint/remove
report
cooperation
cooperation
President
direct
Executive Committee
audit
Independent Auditors
Corporate Officers
Internal Auditing Division
internal audit
Staff, Business Units

3) Interpersonal ties, capital and business relationships, and other conflicts of interest between NEC Electronics and its outside directors and corporate auditors

Of NEC Electronics' two outside corporate auditors, one is from the parent company NEC Corporation. There are no outside directors.

4) Reinforcing risk management

In an operating environment characterized by rapid change, appropriate management of a variety of risks is crucial to sustaining and boosting enterprise value. Accordingly, as part of its comprehensive approach to risk management, NEC Electronics established the Corporate Social Responsibility & Risk Management Division.

In addition, NEC Electronics quickly established a Crisis Countermeasures Committee to handle company-wide crisis countermeasures. At the same time, the company reinforced its crisis management system, which clarifies behavioral standards for all employees during emergencies.

5) Corporate governance measures enacted in the first half of the year

To reinforce the appropriate protection and management of confidential, personal, and other important information, NEC Electronics has established an Information Management & Security Committee. The company has built an information security framework, with the committee taking charge, and took various steps, including the establishment of company rules regarding related issues and education of directors and employees to raise awareness.

6. Corporate Social Responsibility

In June 2004, NEC Electronics created a company-wide framework for promoting corporate social responsibility (CSR) by establishing the NEC Electronics Guiding Principles, which serve as a framework for the company's management policy, and establishing the Corporate Social Responsibility and Risk Management Division, which oversees the Corporate Social Responsibility Promotion Committee. As one effort to promote corporate social responsibility, a company-wide training on the handling of personal information was conducted in March 2005, and a company code on personal information was established in April 2005. In addition, the company's CSR efforts were published in its first CSR Report, issued in September 2005.

As a responsible corporate citizen, NEC Electronics recognizes that meeting social responsibility is directly linked to sustainable growth in both enterprise and shareholder value.

NEC Electronics Guiding Principles

At NEC Electronics, we are dedicated to cultivating trust with every individual and organization, including customers, shareholders, investors, trading partners and employees.

We pledge to conduct our business with integrity, beyond legal compliance, by acting responsibly as concerned corporate citizens, while providing superior semiconductor solutions based on advanced technologies.

NEC Electronics is committed to the following Guiding Principles.

Customer Focus

To provide optimized solutions and comprehensive support that exceed the highest expectations of our customers and earn their unwavering loyalty.

Ethical Business Practices

To promote free and fair market competition through transparent and ethical business practices, which are conveyed to the public through our actions and communications.

Community Involvement

To implement activities which contribute to both local and international communities, while respecting the history, culture, and human rights of each region.

Environmental Protection

To promote sustainable development by minimizing the environmental impact of our products throughout their entire life cycles.

Corporate Culture

To foster a corporate culture that respects individuality and encourages innovation, where all employees are proud to be part of the NEC Electronics team.

III. Business Results and Financial Condition

1. Six Months Ended September 30, 2005 and Forecast for the Fiscal Year Ending March 31, 2006

Overview of the Six Months Ended September 30, 2005

For the six months ended September 30, 2005, the global economy witnessed a gradual slowdown. The United States economy, at the heart of the global economy, both the household sector and business sector were lackluster, and in addition to escalating crude oil prices and interest rate hikes, the impact of damage from hurricanes made it difficult to make predictions. The outlook for the European economy is positive but progress is slow, and trends in the overheated Chinese economy require careful monitoring. The Japanese economy is also continuing to recover slowly, but remains dependent on exports, and cannot be assured of continued growth.

In the semiconductor industry, semiconductors for PCs were buoyed by the rising popularity of notebook PCs worldwide. In addition, the growing popularity of low-cost mobile phones in developing countries and the switch to mobile phones with camera functions in the European market promoted recovery of the mobile phone markets outside of Japan. However, demand decreased for semiconductors for DVD recorders and digital cameras, where Japanese manufacturers are strong, and high performance mobile phone terminals in Japan. Additionally, semiconductor industry statistics show that the global demand for a variety of products that use microcontrollers and discrete components declined, resulting in harsh ups and downs for many products in the semiconductor industry.

Summary of Consolidated Financial Results

	Six Months Ended September 30, 2005		Six Months Ended September 30, 2004	Increase (Decrease)	
	Billion Yen	Million USD	Billion Yen	Billion Yen	% Change
Net sales	312.9	2,769	376.8	(63.9)	(17.0)
Operating income (loss)	(12.1)	(108)	30.7	(42.8)	---
Income (loss) before income taxes	(13.7)	(121)	29.1	(42.8)	---
Net income (loss)	(7.9)	(70)	17.9	(25.8)	---
	Yen		Yen		
Exchange rate (USD)	109		110	---	---
Exchange rate (Euro)	136		133	---	---

For the six months ended September 30, 2005, NEC Electronics posted consolidated net sales of 312.9 billion yen, a decline of 63.9 billion yen (17.0 percent) from the corresponding period of the previous year. This was mainly due to significant declines in sales of semiconductors for mobile phones, servers, workstations, as well as discrete, optical and microwave devices.

Consolidated operating loss totaled 12.1 billion yen, a 42.8 billion yen decrease in income year on year. Despite improvements in productivity such as improvement of real output, and other initiatives to boost cost efficiency, these measures were not enough to offset the decline in income resulting from the decline in net sales. Consolidated loss before income taxes was 13.7 billion yen, a decrease in income of 42.8 billion yen from the corresponding period of the previous year. Consolidated net loss was 7.9 billion yen, a 25.8 billion yen decrease in income year on year.

Consolidated Forecasts for the Fiscal Year Ending March 31, 2006

At the time of the revised consolidated forecast announced on July 6, 2005, NEC Electronics stated that the company was evaluating the forecast for the second half of the fiscal year. While confirming the results for the second quarter, the company also re-evaluated its outlook for the second half, and decided to significantly reduce its forecasts for net sales and income for the second half of the fiscal year.

NEC Electronics expects that net sales for the current fiscal year will total 635.0 billion yen (a 10% decrease year on year) and 60.0 billion yen decline from the previous forecast. The company anticipated consolidated operating loss in the amount of 33.0 billion yen, a 46.0 billion decline in income from the previous forecast, and consolidated loss before income taxes in the amount of 35.0 billion yen, a 45.0 billion yen decline from the previous forecast. The company expects consolidated net loss in the amount of 20.0 billion yen, a 25.5 billion yen decrease in income year on year.

The large decline in the forecast for net sales is the result of projected declines in sales based on the macroeconomic factors, and the declines in sales for NEC Electronics' target industries and products.

Concerning the economic factors, although certain products such as LCD driver ICs have already begun recovering, the market for general purpose products such as microcontrollers and discrete components is still a fraction of last year's market, and the company expects that sales in these areas will be significantly less than initially predicted at the outset of the fiscal year.

In terms of the individual products that affect net sales, the company expects to be influenced by 1) the saturation of the Japanese and Korean markets for high performance mobile phones, and 2) increasing competition in DVD recorders and other digital consumer applications, resulting in decreasing volumes and lower prices.

With regard to income and loss, the company experienced declines in income as a result of significant decreases in sales across a wide range of products compared to the initial forecast. Additionally, the sales structure was such that the products which saw sales growth had relatively low profit margins, resulting inevitably in a significant decline in income compared to the initial plans.

Looking ahead, NEC Electronics will aggressively pursue sales, with an emphasis on strengthening product performance and sales channels for products such as microcontrollers and discrete components that have high profit margins. NEC Electronics will also take steps to improve the company's financial status as soon as possible, by strengthening design resources with the reallocation of personnel within the NEC Electronics Group, and the pursuit of cost reductions through the elimination of outsourcing and promotion of in-house production.

This financial forecast is calculated at the rate of 110 yen per USD, and 135 yen per Euro. (Exchange rates at the time of initial forecasts were 105 yen per USD, and 130 yen per Euro)

The statements in this press release are forward-looking statements involving risks and uncertainties. We caution you in advance that actual results may vary materially from such forward-looking statements due to several important factors.

Consolidated Forecasts for the Fiscal Year Ending March 31, 2006

	Billion Yen	Million USD	Year on Year
Net sales	635.0	5,619	- 10%
Operating income (loss)	(33.0)	(292)	---
Income (loss) before income taxes	(35.0)	(310)	---
Net income (loss)	(20.0)	(177)	---

2. Breakdown of Net Sales by Market Application

	Six Months Ended September 30, 2005		Six Months Ended September 30, 2004	Increase (Decrease)	
	Billion Yen	Million USD	Billion Yen	Billion Yen	% Change
Communications	50.0	442	76.8	(26.8)	(34.9)
Computing and peripherals	59.8	529	76.8	(17.0)	(22.1)
Consumer electronics	50.4	447	52.7	(2.3)	(4.4)
Automotive and industrial	51.6	457	50.8	0.9	1.7
Multi-market ICs	34.4	304	39.9	(5.5)	(13.7)
Discrete, optical, and microwave devices	54.1	479	63.5	(9.3)	(14.7)
Subtotal	300.4	2,658	360.4	(60.0)	(16.7)
Other	12.6	111	16.5	(3.9)	(23.5)
Total	312.9	2,769	376.8	(63.9)	(17.0)

Communications

Products Semiconductors for broadband networking equipment including routers and mobile-phone base stations; semiconductors for mobile handsets.

Net sales 50.0 billion yen (Down 26.8 billion yen, 34.9% year on year)

Sales of semiconductors for mobile phones decreased considerably year on year. Although sales began to pick up in the second quarter, the market for high performance mobile phones in Japan was saturated and struggling to grow, leading to a significant year-on-year decline in sales.

Sales of semiconductors for broadband networking equipment also saw year-on-year declines, due to a decrease in demand for semiconductors for mobile phone base stations systems.

Computing and Peripherals

Products Semiconductors for servers, workstations, personal computers, and PC peripherals.

Net sales 59.8 billion yen (Down 17.0 billion yen, 22.1% year on year)

Sales of semiconductors for servers and workstations declined sharply year on year due to a decrease in sales to a non-Japanese customer. Sales of semiconductors for PC peripherals also declined. Despite healthy sales of semiconductors for recordable DVD drives, sales of LCD driver ICs for PC monitors declined sharply year on year.

Consumer Electronics

Products Semiconductors for digital AV equipment and game consoles.

Net sales 50.4 billion yen (Down 2.3 billion yen, 4.4% year on year)

With solid sales of system LSIs for digital cameras and digital consumer devices, such as LCD driver ICs for plasma display panels (PDPs), and the start of shipments for game consoles to a new customer led to level year-on-year sales in these areas. However, declines in sales of semiconductors for conventional consumer electronics such as videocassette recorders (VCRs) led to an overall decline year on year.

Automotive and Industrial

Products Semiconductors used in automobiles and industrial systems, including medical equipment.

Net sales 51.6 billion yen (Up 0.9 billion yen, 1.7% year on year)

Sales of automotive and industrial semiconductors were both solid, resulting in a year-on-year increase.

Multi-market ICs

Products General purpose microcontrollers, gate arrays and multi-purpose SRAM.

Net sales 34.4 billion yen (Down 5.5 billion yen, 13.7% year on year)

Although sales of general purpose microcontrollers were almost level year on year, a decrease in demand for gate arrays, particularly in the Japanese market, led to a decrease in net sales year on year.

Discrete, Optical and Microwave Devices

Products Discrete devices such as diodes and transistors; optical semiconductors for optical communications equipment and DVD devices; and microwave semiconductors for mobile handsets and other applications.

Net sales 54.1 billion yen (Down 9.3 billion yen, 14.7% year on year)

Sales of discrete, optical and microwave products declined year on year mainly due to the effect of production adjustments in Asia.

Other

Products Non-semiconductor products such as color LCDs, sold on a resale basis by NEC Electronics' sales subsidiaries.

Net sales 12.6 billion yen (Down 3.9 billion yen, 23.5% year on year)

Resale of non-semiconductor products are not part of NEC Electronics' core business, and have a minimal effect on the company's overall profit and loss.

3. Geographical Segment Analysis

	Six Months Ended September 30, 2005		Six Months Ended September 30, 2004	Increase (Decrease)	
	Billion Yen	Million USD	Billion Yen	Billion Yen	% Change
Japan	172.7	1,528	216.3	(43.6)	(20.2)
United States	37.2	329	44.9	(7.7)	(17.2)
Europe	35.6	315	39.4	(3.8)	(9.7)
Asia	67.5	597	76.2	(8.7)	(11.4)
Total	312.9	2,769	376.8	(63.9)	(17.0)

Japan

Net sales 172.7 billion yen (Down 43.6 billion yen, 20.2% year on year)

Sales of automotive and digital consumer semiconductors were solid in Japan, but were offset by a significant decrease in sales of semiconductors for mobile phones.

United States

Net sales 37.2 billion yen (Down 7.7 billion yen, 17.2% year on year)

Although the company began shipment of semiconductors for game consoles to a new customer in the United States, sales of system LSI semiconductors for servers and workstations declined.

Europe

Net sales 35.6 billion yen (Down 3.8 billion yen, 9.7% year on year)

A decline in sales of automotive microcontrollers was the main cause of the decrease in net sales for Europe.

Asia

Net sales 67.5 billion yen (Down 8.7 billion yen, 11.4% year on year)

Net sales in Asia decreased due to declines in sales of LCD driver ICs and semiconductors for digital consumer devices.

4. Financial Condition

Total Assets and Shareholders' Equity

	September 30, 2005		March 31, 2005	Increase (Decrease)
	Billion Yen	Million USD	Billion Yen	Billion Yen
Total assets	799.7	7,077	814.2	(14.5)
Shareholders' equity	388.1	3,435	393.9	(5.7)
Equity ratio	48.5%		48.4%	0.1%
Shareholders' equity per share	3,143 yen	27.81 USD	3,189 yen	(46) yen
Interest-bearing debt	151.9	1,344	153.0	(1.0)

Total assets at September 30, 2005 totaled 799.7 billion yen, a 14.5 billion yen decrease from March 31, 2005, due in part to capital expenditures which led to a decrease in cash and cash equivalents.

Shareholders' equity was 388.1 billion yen, a 5.7 billion yen decrease from the March 31, 2005, due to net loss in the amount of 7.9 billion yen. The shareholders' equity ratio increased 0.1 points from March 31, 2005 due to a decrease in total assets.

Interest-bearing debt totaled 151.9 billion yen, decreasing 1.0 billion yen from March 31, 2005. This was mainly due to the repayment of long-term debt.

Cash Flows

	Six Months Ended September 30, 2005		Six Months Ended September 30, 2004	Increase (Decrease)
	Billion Yen	Million USD	Billion Yen	Billion Yen
Net cash provided by operating activities	14.7	130	78.2	(63.6)
Net cash used in investing activities	(34.2)	(303)	(71.3)	37.2
Free cash flows	(19.5)	(173)	6.9	(26.4)
Net cash provided by (used in) financing activities	(5.5)	(48)	65.0	(70.5)
Effect of exchange rate changes on cash and cash equivalents	1.0	9	0.7	0.3
Net increase (decrease) in cash and cash equivalents	(24.0)	(212)	72.6	(96.7)
Cash and cash equivalents at beginning of year	225.7	1,997	165.5	60.2
Cash and cash equivalents at end of period	201.7	1,785	238.1	(36.4)

Operating activities provided net cash of 14.7 billion yen for the six months ended September 30, 2005, a 63.6 billion yen decrease year on year, owing to a 7.9 billion yen in net loss and an increase in accounts receivable, as well as depreciation and amortization in the amount of 42.2 billion yen.

Investing activities used net cash of 34.2 billion yen, a 37.2 billion yen decrease year on year. This was the result of 60.8 billion yen paid for property, plant and equipment, combined with 29.2 billion yen in income from the sale of equipment for operating leases.

The foregoing resulted in negative free cash flows of 19.5 billion yen, 26.4 billion yen more year on year.

Financing activities used net cash of 5.5 billion yen as a result of repayment of debt and dividend payments. This was 70.5 billion yen more than the corresponding period of the previous year, in which the company conducted financing activities such as the issuance of convertible bonds.

As a result of the above, cash and cash equivalents decreased 24.0 billion yen in the six months ended September 30, 2005. Compared to the six months ended September 30, 2004, where cash and cash equivalents increased 72.6 billion yen, this represents a 96.7 billion yen year-on-year difference.

IV. Risk Factors

NEC Electronics recognizes the following as some of the most significant risk factors faced in its business operations.

1. **Impact of Market Fluctuations (Silicon Cycle)**

   The semiconductor industry is known to be subject to cyclical market fluctuations, a phenomenon known as the "silicon cycle". Although the NEC Electronics Group's core business focus is on system LSIs, which are relatively resistant to this cycle, and while the Group operates business by carefully monitoring changes in market conditions, it is nonetheless difficult to avoid the impact of market fluctuations completely. Market downturns, therefore, could lead to sales declines and lower fab utilization rates, which may in turn result in diminished cost ratios and a significant deterioration in profits.

2. **Foreign Currency Fluctuations**

   The operating results and financial position of the NEC Electronics Group are affected by fluctuations in foreign currency exchange markets. The Group takes various measures to avert or reduce risks relating to fluctuations in the foreign currency exchange markets, such as forward exchange contracts. However, these fluctuations may impact the yen value of assets and liabilities arising from business transactions in foreign currencies, as well as the costs and sales of various products denominated in foreign currencies. In addition, conversion of the financial statements of NEC Electronics' overseas subsidiaries into Japanese yen, which is the reporting currency of the NEC Electronics Group, may also affect Groups assets and liabilities, as well as earnings and expenses.

3. **Natural Disasters**

   Natural disasters such as earthquakes, typhoons, and floods, as well as accidents, acts of terror and other factors beyond the control of the NEC Electronics Group, could severely damage semiconductor manufacturing facilities and other Group-owned facilities. The NEC Electronics Group owns facilities in areas where earthquakes occur at a frequency higher than the global average. Consequently, the effects of earthquakes and other events could force a halt to manufacturing and other operations. The NEC Electronics Group is insured against losses and damages relating to earthquakes, however, the insurance may be unable to cover all the losses and damages if the earthquake is extraordinarily severe.

4. **Competition**

The semiconductor industry is extremely competitive, and the NEC Electronics Group is exposed to fierce competition from rival companies around the world in areas such as product performance, structure, pricing and quality. To maintain competitiveness, the NEC Electronics Group takes various measures including development of leading edge technologies and cost reduction, but in the event that the Group is not competitive, the Group's market share may decline, which may negatively impact the Group's financial results.

5. Poor Decision-Making Concerning Investments in Capital and R&D

As an integrated device manufacturer (IDM), many of the semiconductor products sold by the NEC Electronics Group are developed and produced within the Group. As such, substantial capital expenditures are made annually to stay ahead of technological innovation and to boost production. While the Group constantly strives to invest the appropriate amount at the appropriate time, poor decisions concerning either timing or amount could cause the Group to lose substantial business opportunities or suffer operational losses.

The NEC Electronics Group also invests heavily in R&D for leading-edge technologies. However, errors in selecting R&D subjects, delays in development and other factors could prevent such investments from helping sales and earnings, essentially nullifying the investments.

6. Failure to Deliver Contracted Volumes of Products on Time to Customers

Trouble on a variety of different fronts, such as development, testing, volume production, and stabilization of production yields, may occur in the process of development through delivery of NEC Electronics Group's semiconductor products, resulting in the failure to deliver products to customers in the volumes and by the timetable stipulated by contract. The NEC Electronics Group conducts business with careful attention not to incur such problems, however, customers may seek compensation for damages if the responsibility for delays and shortfalls in product volume of this nature is found to lie with the NEC Electronics Group.

7. Product Defects, Anomalies and Malfunctions

Although the NEC Electronics Group makes an effort to improve the quality of semiconductor products and related software, they may contain defects, anomalies or malfunctions that are undetectable at the time of shipment due to increased sophistication of technologies and diversity of ways in which the Group's products are used by customers. These defects, anomalies or malfunctions could be discovered after NEC Electronics Group products are embedded in customers' end products, resulting in the return or exchange of NEC Electronics' products, claims for compensatory damages, or a decline in customer support for NEC Electronics' products, which could negatively impact the profits and operating results of the Group.

8. Deferred Tax Assets

The NEC Electronics Group has recorded deferred tax assets on deductible temporary differences and net operating loss carry-forwards. The Group will evaluate the likelihood of realizing deferred tax assets based on estimates of future taxable income. In the event that the NEC Electronics Group determines that it will not be able to realize all or part of the net deferred tax assets in the future, and a valuation allowance for the deferred tax assets is provided, the adjustment to the deferred tax assets will reduce income in the period for which such determination is made.

9. Legal Issues

The NEC Electronics Group's products utilize a wide range of technologies, and it is possible that a third party may claim that certain Group technologies infringe upon its intellectual property rights. In the event of such claims, the Group may incur costs related to legal actions and other expenses in defense of the NEC Electronics Group and/or its customers. Depending on the outcome of these claims, the Group could be ordered to pay substantial amounts in damages or to cease use of particular technologies.

The NEC Electronics Group's operations are subject to various laws and regulations in Japan and other countries around the world, pertaining to the environment, safety, fair business practices and other matters. The Group strives to comply fully with these laws and regulations. However, in the event of a lawsuit or legal proceeding based on violations of such laws and regulations, a ruling against the NEC Electronics Group could negatively impact Group earnings and operating results. NEC Electronics America, Inc., the U.S. subsidiary of NEC Electronics, received a grand jury subpoena in May 2003 from the U.S. District Court for the Northern District of California, seeking information in connection with an investigation being conducted by the United States Department of Justice into potential antitrust violations in the DRAM industry. NEC Electronics America, Inc. has thereafter been named as a defendant in class action civil antitrust lawsuits seeking damages for antitrust violations. Although no rulings have been issued at this time, we have accrued probable and reasonably estimable losses since the fiscal year ended March 31, 2005.

V. Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations

	Six Months Ended September 30, 2005			Six Months Ended September 30, 2004		Increase (Decrease)	Year Ended March 31, 2005	
	Million Yen	Million USD	% of Net Sales	Million Yen	% of Net Sales	Million Yen	Million Yen	% of Net Sales
Net sales	312,944	2,769	100.0	376,827	100.0	(63,883)	708,014	100.0
Cost of sales	229,334	2,030	73.3	251,921	66.9	(22,587)	485,871	68.6
Research and development	54,807	485	17.5	52,763	14.0	2,044	107,942	15.2
Selling, general, and administrative expenses	40,952	362	13.1	41,479	11.0	(527)	81,025	11.5
Operating income (loss)	(12,149)	(108)	(3.9)	30,664	8.1	(42,813)	33,176	4.7
Non-operating income	894	8	0.3	2,013	0.5	(1,119)	3,044	0.4
Interest and dividends	423	4		209		214	489	
Other	471	4		1,804		(1,333)	2,555	
Non-operating expenses	2,405	21	0.8	3,587	0.9	(1,182)	9,811	1.4
Interest	361	3		394		(33)	749	
Other	2,044	18		3,193		(1,149)	9,062	
Income (loss) before income taxes	(13,660)	(121)	(4.4)	29,090	7.7	(42,750)	26,409	3.7
Provision (benefit) for income taxes	(5,532)	(49)	(1.8)	11,345	3.0	(16,877)	10,714	1.5
Minority interest in losses of consolidated subsidiaries	(244)	(2)	(0.1)	(154)	---	(90)	(336)	(0.1)
Net income (loss)	(7,884)	(70)	(2.5)	17,899	4.7	(25,783)	16,031	2.3

Notes

1. The consolidated financial statements of NEC Electronics are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
2. The figures for operating income (loss) shown above represent net sales minus the cost of sales, research and development, and selling, general and administrative expenses.

Condensed Consolidated Balance Sheets

	September 30, 2005		March 31, 2005	Increase (Decrease)	September 30, 2004
	Million Yen	Million USD	Million Yen	Million Yen	Million Yen
Current assets	424,220	3,754	418,641	5,579	447,127
Cash and cash equivalents	201,651	1,785	225,691	(24,040)	238,097
Notes and accounts receivable, trade	113,269	1,002	100,287	12,982	108,938
Inventories	72,171	639	67,718	4,453	71,583
Other current assets	37,129	328	24,945	12,184	28,509
Long-term assets	375,525	3,323	395,581	(20,056)	432,616
Investments	12,348	109	10,673	1,675	9,748
Property, plant and equipment	324,684	2,873	343,491	(18,807)	379,273
Other assets	38,493	341	41,417	(2,924)	43,595
Total assets	799,745	7,077	814,222	(14,477)	879,743
Current liabilities	196,190	1,736	202,726	(6,536)	257,878
Short-term borrowings and current portion of long-term debt	15,044	133	15,534	(490)	15,844
Notes and accounts payable, trade	117,548	1,040	123,096	(5,548)	176,160
Other current liabilities	63,598	563	64,096	(498)	65,874
Long-term liabilities	211,529	1,872	213,689	(2,160)	226,486
Long-term debt	136,880	1,211	137,435	(555)	144,539
Accrued pension and severance costs	74,424	659	76,254	(1,830)	81,947
Other	225	2	---	225	---
Minority shareholders' equity in consolidated subsidiaries	3,888	34	3,944	(56)	3,933
Shareholders' equity	388,138	3,435	393,863	(5,725)	391,446
Common stock	85,955	761	85,955	---	85,955
Additional paid-in capital	274,916	2,432	276,687	(1,771)	275,926
Retained earnings	32,945	292	40,829	(7,884)	43,932
Accumulated other comprehensive income (loss)	(5,678)	(50)	(9,608)	3,930	(14,367)
Total liabilities and shareholders' equity	799,745	7,077	814,222	(14,477)	879,743

Interest-bearing debt	151,924	1,344	152,969	(1,045)	160,383
Equity ratio	48.5%		48.4%	0.1%	44.5%
Debt / equity ratio	0.39 times		0.39 times	0.00 times	0.41 times

Accumulated other comprehensive income (loss):					
Foreign currency translation adjustments	4,708	42	2,956	1,752	3,752
Minimum pension liability adjustment	(14,655)	(130)	(16,040)	1,385	(20,954)
Unrealized gains (losses) on marketable securities	4,258	38	3,450	808	2,859
Unrealized gains (losses) on derivative financial instruments	11	---	26	(15)	(24)

Condensed Consolidated Statements of Cash Flows

	Six Months Ended September 30, 2005		Six Months Ended September 30, 2004	Increase (Decrease)	Year Ended March 31, 2005
	Million Yen	Million USD	Million Yen	Million Yen	Million Yen
I. Cash flows from operating activities					
Net income (loss)	(7,884)	(70)	17,899	(25,783)	16,031
Adjustments to reconcile net income (loss) to net cash provided by operating activities					
Depreciation and amortization	42,200	373	45,149	(2,949)	95,999
(Increase) decrease in notes and accounts receivable	(10,260)	(91)	2,613	(12,873)	9,975
(Increase) decrease in inventories	(3,672)	(32)	1,673	(5,345)	5,024
Increase (decrease) in notes and accounts payable	2,892	26	698	2,194	(9,417)
Other, net	(8,624)	(76)	10,199	(18,823)	11,541
Net cash provided by operating activities	14,652	130	78,231	(63,579)	129,153
II. Cash flows from investing activities					
Proceeds from sales of property, plant and equipment	29,215	259	2,274	26,941	45,544
Additions to property, plant and equipment	(60,772)	(538)	(76,708)	15,936	(176,391)
Proceeds from sales of marketable securities	345	3	---	345	150
(Increase) decrease in loans receivable	---	---	4,443	(4,443)	6,669
Other, net	(2,961)	(27)	(1,340)	(1,621)	(2,068)
Net cash used in investing activities	(34,173)	(303)	(71,331)	37,158	(126,096)
Free cash flows (I + II)	(19,521)	(173)	6,900	(26,421)	3,057
III. Cash flows from financing activities					
Net proceeds from (repayments of) borrowings	(2,305)	(20)	67,483	(69,788)	60,583
Dividends paid	(1,234)	(11)	(2,469)	1,235	(3,703)
Other, net	(1,974)	(17)	(1)	(1,973)	(2)
Net cash provided by (used in) financing activities	(5,513)	(48)	65,013	(70,526)	56,878
Effect of exchange rate changes on cash and cash equivalents	994	9	724	270	296
Net increase (decrease) in cash and cash equivalents	(24,040)	(212)	72,637	(96,677)	60,231
Cash and cash equivalents at beginning of year	225,691	1,997	165,460	60,231	165,460
Cash and cash equivalents at end of period	201,651	1,785	238,097	(36,446)	225,691

Condensed Consolidated Statements of Operations
(Three Months)

	Three Months Ended September 30, 2005			Three Months Ended September 30, 2004		Increase (Decrease)
	Million Yen	Million USD	% of Net Sales	Million Yen	% of Net Sales	Million Yen
Net sales	166,848	1,477	100.0	191,219	100.0	(24,371)
Cost of sales	121,348	1,074	72.7	126,363	66.1	(5,015)
Research and development	26,853	238	16.1	28,426	14.9	(1,573)
Selling, general, and administrative expenses	20,991	186	12.6	20,972	10.9	19
Operating income (loss)	(2,344)	(21)	(1.4)	15,458	8.1	(17,802)
Non-operating income	299	3	0.2	1,193	0.6	(894)
Interest and dividends	173	2		81		92
Other	126	1		1,112		(986)
Non-operating expenses	823	7	0.5	1,885	1.0	(1,062)
Interest	212	2		155		57
Other	611	5		1,730		(1,119)
Income (loss) before income taxes	(2,868)	(25)	(1.7)	14,766	7.7	(17,634)
Provision (benefit) for income taxes	(1,161)	(10)	(0.7)	5,544	2.9	(6,705)
Minority interest in losses of consolidated subsidiaries	(153)	(1)	(0.1)	(7)	---	(146)
Net income (loss)	(1,554)	(14)	(0.9)	9,229	4.8	(10,783)

Notes

1. The consolidated financial statements of NEC Electronics are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
2. The figures for operating income (loss) shown above represent net sales minus the cost of sales, research and development, and selling, general and administrative expenses.

Segment Information

Breakdown of Net Sales by Region

	Six Months Ended September 30, 2005			Six Months Ended September 30, 2004		Increase (Decrease)	Year Ended March 31, 2005	
	Million Yen	Million USD	% of Total	Million Yen	% of Total	% Change	Million Yen	% of Total
Japan	172,653	1,528	55.1	216,282	57.4	(20.2)	407,646	57.6
United States	37,161	329	11.9	44,893	11.9	(17.2)	79,453	11.2
Europe	35,592	315	11.4	39,424	10.5	(9.7)	79,946	11.3
Asia	67,538	597	21.6	76,228	20.2	(11.4)	140,969	19.9
Total	312,944	2,769	100.0	376,827	100.0	(17.0)	708,014	100.0

Breakdown of Profit / Loss by Region

	Six Months Ended September 30, 2005			Six Months Ended September 30, 2004		Increase (Decrease)	Year Ended March 31, 2005	
	Million Yen	Million USD	% of Total	Million Yen	% of Total	Million Yen	Million Yen	% of Total
Japan	(20,489)	(181)	168.6	20,615	67.2	(41,104)	12,597	38.0
United States	4,105	36	(33.8)	4,637	15.1	(532)	9,650	29.1
Europe	6	---	---	806	2.6	(800)	1,851	5.6
Asia	4,229	37	(34.8)	4,606	15.1	(377)	9,078	27.3
Total	(12,149)	(108)	100.0	30,664	100.0	(42,813)	33,176	100.0

Breakdown of Net Sales by Market Application

	Six Months Ended September 30, 2005			Six Months Ended September 30, 2004		Increase (Decrease)		Year Ended March 31, 2005	
	Million Yen	Million USD	% Total	Million Yen	% Total	Million Yen	% Change	Million Yen	% Total
Communications	49,985	442	16.0	76,751	20.4	(26,766)	(34.9)	138,010	19.5
Computing and peripherals	59,785	529	19.1	76,766	20.4	(16,981)	(22.1)	140,941	19.9
Consumer electronics	50,448	447	16.1	52,749	14.0	(2,301)	(4.4)	101,278	14.3
Automotive and industrial	51,615	457	16.5	50,763	13.5	852	1.7	102,784	14.5
Multi-market ICs	34,382	304	11.0	39,863	10.6	(5,481)	(13.7)	78,575	11.1
Discrete, optical, and microwave devices	54,135	479	17.3	63,465	16.7	(9,330)	(14.7)	118,172	16.7
Subtotal	300,350	2,658	96.0	360,357	95.6	(60,007)	(16.7)	679,760	96.0
Other	12,594	111	4.0	16,470	4.4	(3,876)	(23.5)	28,254	4.0
Total	312,944	2,769	100.0	376,827	100.0	(63,883)	(17.0)	708,014	100.0

Financial Instruments

Derivatives

Carrying amounts and estimated fair values for all derivatives and related transactions are as follows:

	September 30, 2005				March 31, 2005		September 30, 2004	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Derivatives transactions	Million Yen		Million USD		Million Yen		Million Yen	
Forward exchange contracts	(673)	(673)	(6)	(6)	(819)	(819)	(560)	(560)
Interest rate and currency swap agreements	16	16	---	---	175	175	84	84

Marketable Securities

The acquisition cost, fair value and net unrealized holding gains on marketable securities, by category, are as follows:

	September 30, 2005		March 31, 2005	September 30, 2004
	Million Yen	Million USD	Million Yen	Million Yen
Available-for-sale equity securities				
Cost	3,491	31	3,976	4,013
Fair value	10,648	94	9,774	8,819
Net unrealized holding gains	7,157	63	5,798	4,806

Leasing Arrangements

NEC Electronics leases certain facilities and equipment for its own use. Future minimum rental payments under non-cancelable operating leases are as follows:

	September 30, 2005		March 31, 2005	September 30, 2004
	Million Yen	Million USD	Million Yen	Million Yen
Due within one year	15,458	137	16,098	15,042
Due after one year	28,494	252	23,616	13,767

Comprehensive Income (Loss)

Comprehensive income (loss) constitutes net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) is composed of foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities, and unrealized gains (losses) on derivative financial instruments, among other items.

	Six Months Ended September 30, 2005		Six Months Ended September 30, 2004	Year Ended March 31, 2005
	Million Yen	Million USD	Million Yen	Million Yen
Net income (loss)	(7,884)	(70)	17,899	16,031
Other comprehensive income (loss)				
Foreign currency translation adjustments	1,752	16	2,056	1,260
Minimum pension liability adjustment	1,385	12	877	5,791
Unrealized gains (losses) on marketable securities	808	7	(98)	493
Unrealized gains (losses) on derivative financial instruments	(15)	---	(55)	(5)
Total	3,930	35	2,780	7,539
Comprehensive income (loss)	(3,954)	(35)	20,679	23,570

Net Income (Loss) Per Share of Common Stock

Computation of basic and diluted net income (loss) per share of common stock are as follows:

	Six Months Ended September 30, 2005		Six Months Ended September 30, 2004	Year Ended March 31, 2005
	Million Yen	Million USD	Million Yen	Million Yen
Net income (loss)	(7,884)	(70)	17,899	16,031
Number of shares		Shares	Shares	Shares
Weighted average number of common shares outstanding		123,499,096	123,499,382	123,499,336
Effect of dilutive securities		---	8,367,075	9,761,588
Diluted weighted average number of common shares outstanding		123,499,096	131,866,457	133,260,924
Net income (loss) per share of common stock	Yen	USD	Yen	Yen
Basic	(63.84)	(0.56)	144.93	129.81
Diluted	(63.84)	(0.56)	135.74	120.30

Certain stock options and convertible bonds are not included in the computation of diluted net income (loss) per share for the periods presented since the inclusion would be antidilutive. The number of shares with the potential to have a dilutive effect on net income (loss) per share in the future is as follows:

	Six Months Ended September 30, 2005	Six Months Ended September 30, 2004	Year Ended March 31, 2005
Number of shares	Shares	Shares	Shares
Convertible bonds	11,156,100	---	---
Stock options	291,500	313,500	302,500

Note: For the six months ended September 30, 2004, net income per share of common stock was restated to the dilutive effect from the issuance of convertible bonds.

Capital Expenditures and R&D Expenses

	Six Months Ended September 30, 2005		Six Months Ended September 30, 2004	Year Ended March 31, 2005
	Million Yen	Million USD	Million Yen	Million Yen
Capital expenditures	46,573	412	112,540	163,173
Depreciation and amortization	42,200	373	45,149	95,999
R&D expense	54,807	485	52,763	107,942

Note: Capital expenditures refer to payments for tangible assets, excluding software.

NEC Electronics Group Companies

The NEC Electronics Group comprises 26 consolidated subsidiaries, listed below according to primary business activity.

Manufacturing Companies

NEC Yamagata, Ltd.

NEC Fukui, Ltd.

NEC Kansai, Ltd.

NEC Yamaguchi, Ltd.

NEC Kyushu, Ltd.

NEC Semicon Package Solutions, Ltd.

NEC Fabserve, Ltd.

NEC Electronics America, Inc.[1]

NEC Semiconductors Ireland Limited

NEC Semiconductors Singapore Pte. Ltd.

NEC Semiconductors (Malaysia) Sdn. Bhd.

P.T. NEC Semiconductors Indonesia

Shougang NEC Electronics Co., Ltd.[2]

Sales Companies

NEC Deviceport, Ltd.

NEC Electronics (Europe) GmbH

NEC Electronics Taiwan, Ltd.

NEC Electronics Singapore Pte. Ltd.

NEC Electronics (China) Co., Ltd.[3]

NEC Electronics Hong Kong Limited

NEC Electronics Shanghai, Ltd.

NEC Electronics (UK) Limited

Design Companies

NEC Micro Systems, Ltd.

Semiconductor-Related Companies

NEC Compound Semiconductor Devices, Ltd.

NEC Compound Semiconductor Devices Hong Kong Limited

Other

Nippon Electroluminescent Light Co., Ltd.

Kinki Bunseki Center, Ltd.

Note 1: NEC Electronics America, Inc. handles both manufacturing and sales.

Note 2: Shougang NEC Electronics Co., Ltd.'d sales division was integrated with NEC Electronics (China) Co., Ltd.

Note 3: NEC Electronics (China) Co., Ltd.'s company name was changed from NEC IC Design Beijing, and sales and design functions were added.

Non-consolidated Financial Results for the Six Months Ended September 30, 2005 

Prepared in accordance with accounting principles generally accepted in Japan

English translation from the original Japanese-language document

October 26, 2005

Company name	: **NEC Electronics Corporation**
Stock exchanges on which the shares are listed	: Tokyo Stock Exchange, First Section
Code number	: 6723
Location of the head office	: Kanagawa Prefecture
URL	: http://www.necel.com
Representative	: Kaoru Tosaka, President
Contact person	: Taizo Endo, General Manager Corporate Communications Division Tel. +81 (0)44-435-1664
Date of the meeting of the Board of Directors for interim financial results	: October 26, 2005
Provision for interim cash dividends	: Provision exists
Date of scheduled payment of interim cash dividends	: ---
Number of shares in unit share system	: 100 shares

1. Results for the six months ended September 30, 2005

(1) Non-consolidated financial results (Amounts are rounded to the nearest million yen)

	Net Sales		Operating Income (Loss)		Ordinary Income (Loss)	
	Million Yen	%	Million Yen	%	Million Yen	%
Six months ended September 30, 2005	245,588	(18.2)	(28,000)	---	(29,649)	---
Six months ended September 30, 2004	300,158	10.0	9,907	(28.1)	8,979	31.7
Year ended March 31, 2005	562,840		(3,960)		9,917	

	Net Income (Loss)		Net Income (Loss) Per Share
	Million Yen	%	Yen
Six months ended September 30, 2005	(16,197)	---	(131.15)
Six months ended September 30, 2004	5,144	9.4	41.65
Year ended March 31, 2005	7,182		57.84

Note 1: Average number of shares:

Six months ended September 30, 2005: 123,499,096 shares

Six months ended September 30, 2004: 123,499,382 shares

Year ended March 31, 2005: 123,499,336 shares

Note 2: Changes in accounting policies: None

Note 3: Percentage figures for net sales, operating income (loss), income (loss) before income taxes and net income (loss) represent year-on-year changes.

(2) Non-consolidated cash dividends

	Interim Cash Dividends Per Share	Annual Cash Dividends Per Share
	Yen	Yen
Six months ended September 30, 2005	---	---
Six months ended September 30, 2004	10.00	---
Year ended March 31, 2005	10.00	20.00

(3) Non-consolidated financial position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity Per Share
	Million Yen	Million Yen	%	Yen
September 30, 2005	687,311	427,681	62.2	3,463.03
September 30, 2004	718,601	442,949	61.6	3,586.65
March 31, 2005	691,913	444,332	64.2	3,597.53

Note 1: Number of shares issued and outstanding at the end of period:

September 30, 2005: 123,499,053 shares

September 30, 2004: 123,499,380 shares

March 31, 2005: 123,499,111 shares

Note 2: Treasury stock at the end of period:

September 30, 2005: 947 shares

September 30, 2004: 620 shares

March 31, 2005: 889 shares

2. Non-consolidated forecasts for the fiscal year ending March 31, 2006

	Net Sales	Ordinary Income	Net Income	Interim Cash Dividends Per Share	Annual Cash Dividends Per Share
	Million Yen	Million Yen	Million Yen	Yen	Yen
Six months ended September 30, 2005					
Year ending March 31, 2006					

NEC Electronics does not disclose non-consolidated forecasts for the fiscal year ending March 31, 2006.

Forward-Looking Statements

The statements in this press release with respect to the plans, strategies and financial outlook of NEC Electronics and its consolidated subsidiaries (collectively "NEC Electronics") are forward-looking statements involving risks and uncertainties. We caution you in advance that actual results may differ materially from such forward-looking statements due to several important factors including, but not limited to, general economic conditions in our markets, which are primarily Japan, North America, Asia, and Europe; demand for, and competitive pricing pressure on, products and services in the marketplace; ability to continue to win acceptance of products and services in these highly competitive markets; and fluctuations in currency exchange rates, particularly between the yen and the U.S. dollar. Among other factors, downturn of the world economy; deteriorating financial conditions in world markets, or deterioration in domestic and overseas stock markets, may cause actual results to differ from the projected results forecast.

About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and multi-market solutions for a wide range of customer applications. NEC Electronics Corporation has 26 subsidiaries worldwide including NEC Electronics America, Inc. (www.am.necel.com) and NEC Electronics (Europe) GmbH (www.eu.necel.com). For additional information about NEC Electronics worldwide, visit www.necel.com.

# # #

NEWS RELEASE

NEC

Press Contact:
Hisashi Saito / Sophie Yamamoto
NEC Electronics Corporation
+81 44-435-1676
press@necel.com

Investor Contact:
Hiro Nakanishi / Yoshito Yahazu / Nanako Hayashi
NEC Electronics Corporation
+81 44-435-1664
ir@necel.com

NEC Electronics Announces Revised Full-Year Forecasts

KAWASAKI, Japan, October 26, 2005 – NEC Electronics Corporation (TSE: 6723) today announced revisions to its full-year consolidated financial forecasts disclosed on July 6, 2005.

1. Revised forecast for full-year consolidated financial results (For the year ending March 31, 2006)

In millions of yen

	Net Sales	Operating Income (Loss)	Income (Loss) Before Income Taxes	Net Income (Loss)
Previous forecast	695,000	13,000	10,000	5,500
Revised forecast	635,000	(33,000)	(35,000)	(20,000)
Increase (decrease)	(60,000)	(46,000)	(45,000)	(25,500)
Percent change	(8.6)	---	---	---
Reference: Results for the year ended March 31, 2005	708,014	33,176	26,409	16,031

2. Background to the revisions

At the time of the revised consolidated forecast announced on July 6, 2005, NEC Electronics stated that the company was evaluating the forecast for the second half of the fiscal year. While confirming the results for the second quarter, the company also re-evaluated its outlook for the second half, and decided to significantly reduce its forecasts for net sales and income for the second half of the fiscal year.

The large decline in the forecast for net sales is the result of projected declines in sales based on the macroeconomic factors, and the declines in sales for NEC Electronics' target industries and products. Concerning the economic factors, although certain products such as LCD driver ICs have already begun recovering, the market for general purpose products such as microcontrollers and discrete components is still a fraction of last year's market, and the company expects that sales in these areas will be significantly less than

initially predicted at the outset of the fiscal year.

In terms of the individual products that affect net sales, the company expects to be influenced by 1) the saturation of the Japanese and Korean markets for high performance mobile phones, and 2) increasing competition in DVD recorders and other digital consumer applications, resulting in decreasing volumes and lower prices.

With regard to income and loss, the company experienced declines in income as a result of significant decreases in sales across a wide range of products compared to the initial forecast. Additionally, the sales structure was such that the products which saw sales growth had relatively low profit margins, resulting inevitably in a significant decline in income compared to the initial plans.

Looking ahead, NEC Electronics will aggressively pursue sales, with an emphasis on strengthening product performance and sales channels for products such as microcontrollers and discrete components that have high profit margins. NEC Electronics will also take steps to improve the company's financial status as soon as possible, by strengthening design resources with the reallocation of personnel within the NEC Electronics Group, and the pursuit of cost reductions through the elimination of outsourcing and promotion of in-house production.

The consolidated financial forecasts were calculated at the rate of 110 yen per USD, and 135 yen per Euro. (Exchange rates at the time of initial forecasts were 105 yen per USD, and 130 yen per Euro)

Cautionary statements:

1) The statements in the material above with respect to the plans, strategies and forecasts of NEC Electronics Corporation ("NEC Electronics") are forward-looking statements involving risks and uncertainties. We caution you in advance that actual results could differ materially from such forward-looking statements due to several factors.
2) The consolidated financial statements of NEC Electronics are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, but the figures for operating income shown above represent net sales minus the cost of sales, research and development, and selling, general and administrative expenses.

About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and multi-market solutions for a wide range of customer applications. NEC Electronics Corporation has 26 subsidiaries worldwide including NEC Electronics America, Inc. (www.am.necel.com) and NEC Electronics (Europe) GmbH (www.eu.necel.com). For additional information about NEC Electronics worldwide, visit www.necel.com.

# # #

NEWS RELEASE

NEC

Media Contacts

Hisashi Saito / Sophie Yamamoto
NEC Electronics Corporation
+81 44-435-1676
press@necel.com

Investor Contacts

Hiro Nakanishi / Yoshito Yahazu / Nanako Hayashi
NEC Electronics Corporation
+81 44-435-1664
ir@necel.com

NEC Electronics Announces Revised Dividend Forecasts

KAWASAKI, Japan, October 26, 2005 – NEC Electronics Corporation (TSE:6723) today announced revised year-end dividend forecasts for the fiscal year ending March 31, 2006, which were approved at a meeting of the board of directors on October 26, 2005.

1. Reasons for revised dividend forecasts

   NEC Electronics revised its consolidated financial forecasts for the first half of the fiscal year ending March 31, 2006, on October 26, 2005. Despite cost reduction efforts, both consolidated and non-consolidated net sales declined significantly year-on-year and the company expects to incur losses for the fiscal year. As a result, NEC Electronics has reluctantly decided to eliminate year-end dividends.

2. Revised dividend forecasts

   Dividend per share

	Interim Dividend	Year-end Dividend	Year
Previous forecast (Announced September 2, 2005)	0 yen	TBD	TBD
Revised forecast	0 yen	0 yen	0 yen
Reference: Results for the fiscal year ended March 31, 2005	10 yen	10 yen	20 yen

About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and multi-market solutions for a wide range of customer applications. NEC Electronics Corporation has 26 subsidiaries worldwide including NEC Electronics America, Inc. (www.am.necel.com) and NEC Electronics (Europe) GmbH (www.eu.necel.com). For additional information about NEC Electronics worldwide, visit www.necel.com.

# # #

NEWS RELEASE

NEC

Media Contact:

Hisashi Saito / Sophie Yamamoto
NEC Electronics Corporation
+81 44-435-1676
press@necel.com

NEC Electronics Announces New President and Chief Executive Officer

KAWASAKI, Japan, October 26, 2005 – NEC Electronics Corporation (TSE:6723) today announced the following executive changes, effective November 1, 2005, which were approved at the meeting of the board of directors on October 26, 2005.

Toshio Nakajima	(New title)	President and CEO
	(Current title)	Executive Vice President and Member of the Board
Kaoru Tosaka	(New title)	Senior Corporate Advisor and Member of the Board
	(Current title)	President and CEO

A brief biography of Toshio Nakajima is as follows:

2005	Executive Vice President and Member of the Board, NEC Electronics Corporation
2004	Member of the Board of Directors, NEC Electronics Corporation
	(Served concurrently as President and CEO, NEC Electronics America, Inc.)
2001	President, NEC Electronics Inc. (now NEC Electronics America, Inc.)
1996	General Manager, System Micro Division, NEC Corporation
1970	Joined NEC Corporation
	B.S. electrical engineering, Kyoto University

About NEC Electronics
NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and multi-market solutions for a wide range of customer applications. NEC Electronics Corporation has 26 subsidiaries worldwide including NEC Electronics America, Inc. (www.am.necel.com) and NEC Electronics (Europe) GmbH (www.eu.necel.com). For additional information about NEC Electronics worldwide, visit www.necel.com.

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